Exhibit 4.4

CONFIDENTIAL

FOURTH AMENDED AND RESTATED 2000 STOCK BONUS PLAN

LPL INVESTMENT HOLDINGS INC.
(f/k/a “BD INVESTMENT HOLDINGS INC.”)
amended and restated effective as of January 17, 2006

1.             Purpose.  The purpose of this 2000 Stock Bonus Plan (the “Plan”) of LPL Investment Holdings Inc. (f/k/a “BD Investment Holdings Inc.”) (the “Company”) is to reward the most successful and loyal independent contracted agents (the “Registered Representatives”) of Linsco/Private Ledger Corp. (“LPL”), a wholly-owned subsidiary of the Company, by providing the Registered Representatives with an interest in shares of the Company’s Common Stock (as defined in Section 2 below) following the sale of LPL Holdings Inc. (“LPL Holdings”).  The 2000 Stock Bonus Plan as originally adopted by LPL Holdings (and prior to the Company’s assumption thereof) provided for the issuance to Registered Representatives of shares of Common Stock only in connection with an initial public offering of Common Stock to be underwritten on a firm commitment basis by a nationally recognized investment banking firm pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission (“IPO”).  This Plan was amended and restated in 2005 to provide for the issuance to Registered Representatives after the closing of the sale of LPL Holdings (the “Triggering Company Sale”) of Bonus Credits (as defined in Section 4 below) that are convertible into shares of Common Stock.  This amendment and restatement provides far technical conforming changes to the Plan in light of the Company’s assumption of the Plan from LPL Holdings in connection with the Triggering Company Sale.

2.             Type of Stock.  For purposes of the Plan, all references to “Common Stock” shall mean the common stock, par value $0.01, of the Company.

3.             Administration.  The Board of Directors of the Company (the “Board”), or any committee the Board may designate, shall have plenary authority to administer the Plan, including without limitation, the determination of the allocation of Bonus Credits.  All decisions made by the Board or designated committee pursuant to the Plan shall be final and conclusive.  The Board or designated committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any agreement related hereto in the manner and to the extent it shall deem appropriate to carry the same into effect.  No director or person acting pursuant to authority delegated by the Board shall be liable for any action or determination under the Plan made in good faith.

4.             Eligibility.  Registered Representatives who held their securities licenses with LPL on December 31, 2005 shall be eligible Registered Representatives (“Eligible Registered Representatives”).  Eligible Registered Representatives whose sales and service fees, in the aggregate, represent not less than the top 50% of gross commissions and advisory services fees (as defined in LPL’s standard Registered Representative Agreement as that agreement may be in effect from time to time) generated by all Eligible Registered Representatives in the aggregate during the Award Year (as defined in Section 5 below) are eligible, at the discretion of the Board, to receive bonus credits (the “Bonus Credits”) (expressed as rights to receive Common Stock) subject to the terms and conditions of the Plan.  Unless otherwise directed by the Board, the Company shall not issue to any Eligible Registered Representative any certificate or other documentation representing the Bonus Credits.  Notwithstanding the above, at the discretion of the Board, LPL branch office managers who have entered into Branch Office Manager Agreements with LPL may be deemed to be Registered Representatives and the Gross Revenues of the individuals in each branch office (other than the Gross Revenues of any other Registered Representative in such branch office who is a Qualifier (as defined in Section 6 below)) shall be aggregated for the account of the LPL branch office manager for such office for purposes of the Plan.

5.             Award Year.  The “Award Year” shall be the approximately 52 week period (as represented by 24 commission cycles) immediately prior to, and ending on, September 30, 2005.

6.             Qualification Requirements For Participation in the Plan.  In order for an Eligible Registered Representative to qualify to receive Bonus Credits, the gross commission plus total advisory fees,12b-l fees paid on mutual funds and trailing fees paid on other financial products (“Gross Revenues”) of the Eligible Registered Representative produced during the Award Year must rank within the top 50% of LPL’s Gross Revenues produced during the Award Year when every Eligible Registered Representative’s Gross Revenues are listed in descending order of productivity by amount.  If deemed necessary and appropriate by the Board, the Company shall estimate trailing fees and any such estimate, to the extent relied upon by the Board, shall be binding for purposes of the Plan and the determinations hereunder.  Starting with the top producer, the Company shall add each Eligible Registered Representative’s Gross Revenues going down the list until the sum represents at least 50% of total Gross Revenues during the Award Year.  Each Eligible Registered Representative whose Gross Revenues are counted to arrive at the 50% total (a “Qualifier”) shall be eligible to receive Bonus Credits and participate in the Plan.  Gross Revenues to be counted toward qualifying for receipt of Bonus Credits shall be those which were processed by LPL’s commission accounting system during the Award Year.

7.             Allocation of Bonus Credits.  The total number of available Bonus Credits shall be divided into three buckets, with each bucket having a different allocation formula for the Registered Representatives who are Qualifiers.  Tabulation of Gross Revenues and Recurring Fees (as defined in Section 7(b) below) is subject to the characterization of revenues provided to LPL’s commission accounting department by the product sponsors during the Award Year.  The three buckets, which shall comprise 100% of the Bonus Credits, are as follows:

(a)           The Gross Revenue Bucket shall account for 50% of the total Bonus Credits and be allocated on the basis of each Qualifier’s Gross Revenues.  Each Qualifier’s allocation of the Gross Revenue Bucket shall be determined by the following allocation formula:  the number of Bonus Credits in the Gross Revenue Bucket multiplied by an amount equal to the quotient of the Qualifier’s Gross Revenues divided by the total Grass Revenues of all Qualifiers.

(b)           The Recurring Fees Bucket shall account for 25% of the total Bonus Credits and be allocated on the basis of each Qualifier’s total advisory fees, 12b-1 fees paid on mutual funds and trailing fees paid on other financial products (“Recurring Fees”).  Each Qualifies allocation of the Recurring Fees Bucket shall be determined by the following allocation formula:  the number of Bonus Credits in the Recurring Fees Bucket multiplied by an amount equal to the quotient of Qualifier’s Recurring Fees divided by the Total Recurring Fees of all Qualifiers.

(c)           The Tenure Bucket shall account for 25% of the total Bonus Credits and be allocated only to Qualifiers who have been registered with LPL for at least five years as of September 30, 2005 (the “Tenured Qualifiers”).  Each Tenured Qualifier’s allocation of the Tenure Bucket shall be determined by the following allocation formula:  the number of Bonus Credits in the Tenure Bucket multiplied by an amount equal to the quotient of the Tenured Qualifier’s Gross Revenues divided by the total Gross Revenues of all Tenured Qualifiers.

8.             Form of Agreement.  Each Qualifier who elects to participate in the Plan shall be required to sign a stock bonus agreement (the “Bonus Agreement”), in such form as may be approved by the Board, incorporating among other things the terms of Section 13 below (with such modifications and changes as the Board may from time to time approve).  Each Bonus Agreement shall become effective upon execution by the Company and the Qualifier.

9.             Conversion of Bonus Credits.  Upon the earlier of (i) immediately prior to a sale of all or substantially all of the business or assets of LPL Holdings or the Company that occurs after December 31, 2005 that also constitutes a change in control event under Section 409A of the Internal Revenue Code of 1986, as amended, or the regulations thereunder (“Section 409A”), or (ii) on the earlier of (A) 180 days following an IPO or (B) if required to avoid the imposition of tax under Section 409A, two and one-half months after the close of the calendar year in which an IPO occurs (either of the events in clause (i) or (ii), a (“Liquidity Event”), allocated Bonus Credits that are vested shall automatically convert into a like number of shares of Common Stock (“Bonus Shares”), subject to Section 11 below.  Bonus Credits that are not vested at the time of a Liquidity Event shall convert to Bonus Shares upon vesting.

10.           Stock Subject to the Plan.  A total of 771,693 shares of Common Stock are reserved and available for grants under the Plan.  The Board, in its sole discretion, may make such substitution or adjustments in the aggregate number and kind of shares reserved for issuance under the Plan.

11.           Adjustments.  The Board shall make or provide for a fair and proportionate adjustment in the number, price and kind of Common Stock underlying the Bonus Credits in order to maintain the proportional interests of the Qualifiers and preserve the value of the Bonus Credits granted hereunder in the event of any merger, reorganization, stock split or stock dividend following the date of this amendment and restatement.  Neither fractional shares nor cash in lieu thereof shall be issued on account of any such adjustments.

12.           Transferability.  The Bonus Credits shall not be assignable or otherwise transferable by the Qualifier without the prior written consent of the Board, which may be granted or withheld at the sole discretion of the Board.  Bonus Credits and Bonus Shares shall be subject to the restrictions set forth herein and in the Bonus Agreement and any restrictions imposed under federal or state securities law.

13.           Termination and Forfeiture of Bonus Credits.  If at any time after the allocation of Bonus Credits to a Qualifier and before the third annual anniversary of the Triggering Company Sale, either LPL or the Qualifier terminates the Representative Agreement, then, except as otherwise provided below on in an applicable Bonus Agreement approved by the Board, any unvested Bonus Credits held by the Qualifier shall be immediately forfeited to the Company.  One third of the aggregate number of Bonus Credits of each Qualifier shall vest on each of the first, second and third annual anniversary of the closing of the Triggering Company Sale.

(a)           Termination by Death of Qualifier.  If a Qualifier dies at any time on or before the third annual anniversary of the Triggering Company Sale, all unvested Bonus Credits held by the Qualifier immediately prior to his or her death shall become vested Bonus Credits and shall become property of such Qualifier’s estate, notwithstanding the terms of the first paragraph of this Section 13; provided, however, that such Bonus Credits shall remain subject to the Bonus Agreement.

(b)           Termination by LPL.  LPL may terminate a Representative Agreement for any reason specified in the Representative Agreement.

14.           Reallocation of Forfeited Bonus Credits.  In January of each year beginning in January 2007 and ending in January 2010, the Company may allocate to Registered Representatives a number of Bonus Credits equal to the number of Bonus Credits, if any, that are forfeited in accordance with the Plan in the previous calendar year.  Any Registered Representative with Gross Revenues for the one-year period ending on the previous September 30 that equal or exceed the Gross Revenues of any Qualifier for the one-year period ended September 30, 2005 shall be eligible to receive Bonus Credits under this Section 14.  The Board will determine the number of Bonus Credits, if any, to be allocated to each Registered Representative eligible under this Section 14 and may base such allocation on any methodology deemed reasonable by the Board in its discretion.  One third of any such Bonus Credits so allocated shall vest on each of the first, second and third annual anniversary of the date of grant and be subject to the provisions of the Plan.

15.           Term.  The Plan shall automatically terminate upon the first to occur of (a) the tenth anniversary of the effective date of the Plan or (b) termination by the Board pursuant to Section 16 below.

16.           Amendment, Alteration, or Termination.  The Board may amend, alter or terminate the Plan in its sole discretion.  Reasons for amendments or alterations may include, but are not limited to, changes in accounting rules, tax laws or securities regulations which govern the Plan or impact its economics.  If the Plan is amended, altered or terminated, neither Bonus Credits nor Bonus Shares outstanding as of the date of such amendment, alteration or termination shall be materially and adversely affected or impaired.

17.           Effective Date of Plan.  The Plan, as amended and restated, shall be effective as of January 17, 2006.

18.           Investment Representations.  The Board may require any person to whom Bonus Credits or Bonus Shares are issued to give written assurances in substance and form satisfactory to the Board to the effect that such person is acquiring the same for such person’s own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary, appropriate or desirable in order to comply with federal and applicable state securities laws, or with covenants or representations made by the Company in connection with any public offering of its capital stock.

19.           No Employment Status.  Nothing contained in the Plan or in the Bonus Agreement or other agreement or instrument executed pursuant to the provisions of the Plan shall confer upon any Registered Representative the status as an employee of LPL or the Company or interfere in any way with the right of LPL at any time to terminate the Representative.

20.           No Special Registered Representative Status.  Nothing contained in the Plan or in the Bonus Agreement or other agreement or instrument executed, pursuant to the provisions of the Plan shall confer upon any Registered Representative the status as registered representative licensed with LPL or the Company.

21.           No Rights as Shareholder.  Unless and until Bonus Shares are issued to a Qualifier, the Qualifier shall have no rights as a shareholder with respect to any shares to be issued under the Plan (including, without limitation, any voting rights, the right to inspect or receive the Company’s balance sheets or financial statements or any rights to receive dividends or non-cash distributions with respect to such shares).

22.           General Provisions.

(a)           Nothing contained in the Plan shall prevent LPL or the Company from adopting other or additional compensation arrangements for LPL’s Registered Representatives, and LPL’s and the Company’s employees, officers and directors.

(b)           The Plan and all actions taken hereunder shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to principles of conflict of laws.

LPL Investment Holdings Inc.

Approved by the Board of Directors on June 30, 2006, effective as of January 17, 2006